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THE TOTAL NUMBER OF PAGES CONTAINED IN THIS DOCUMENT IS [ 4 ]


                                    FORM 6-K
                                    --------



                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                            Report of Foreign Issuer

                    Pursuant to Rule 13a-16 or 15d-16 of the
                         Securities Exchange Act of 1934

                            For the month of May 2002


                   NIPPON TELEGRAPH AND TELEPHONE CORPORATION
                 (Translation of registrant's name into English)


                              3-1, OTEMACHI 2-CHOME
                        CHIYODA-KU, TOKYO 100-8116, JAPAN
                    (Address of principal executive offices)


         Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                           Form 20-F  X              Form 40-F
                                     ---                        ---


         Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                           Yes                       No   X
                                 ----                    ---

     If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-____________.
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NOTICE CONCERNING REPURCHASE OF OWN SHARES


On May 14, 2002, the registrant decided at a meeting of its board of directors to repurchase its own shares subject to the approval of its shareholders.

Attached is a notice of the registrant dated May 14, 2002 describing the details of the decision.
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                                    SIGNATURE


          Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                  NIPPON TELEGRAPH AND TELEPHONE
                                                    CORPORATION


                                                  By  /s/   Hiroo Inoue
                                                     --------------------
                                                     Name:  Hiroo Inoue
                                                     Title: Senior Manager
                                                            Department IV


Date:  May 14, 2002
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May 14, 2002



   Notice of call for a shareholder resolution at the ordinary general meeting regarding repurchase of own shares
               (Under Article 210 of the Japanese Commercial Code)



Nippon Telegraph and Telephone Corporation ("NTT") announced that on May 14, 2002 its board of directors decided to call for a resolution of its shareholders at the 17th annual meeting scheduled on June 27, 2002 regarding repurchase of its own shares (i.e., treasury shares) consistent with NTT's management objectives of increasing shareholder value.


1.   Reason for share repurchase

To implement a capital policy intended to put NTT in a better position to respond to changes in its corporate environment with greater flexibility

2.   Details of proposed share repurchase

     (1)  Class of shares: Common stock
     (2)  Number of shares to be repurchased: 200,000 shares (maximum)
     (3)  Value of shares to be repurchased: 100 billion yen (maximum)


(Note)

The above repurchase of own shares is subject to the approval of the shareholders at the 17th general meeting to be held on June 27, 2002.